VIA ELECTRONIC TRANSMISSION

October 26, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	ORGANIGRAM HOLDINGS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA68620P1018

	CUSIP:	68620P101

2	Date Fixed for the Meeting:	December 19, 2017

3	Record Date for Notice:	November 13, 2017

4	Record Date for Voting:	November 13, 2017

5	Beneficial Ownership Determination Date:	November 13, 2017

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,
TSX Trust Company

" Sandy Hunter "
Senior Relationship Manager
Sandy.Hunter@tmx.com
301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com